Exhibit 99.3

James Hardie Industries Appoints Ryan Lada
as Chief Financial Officer
Rachel Wilson Steps Down; Will Serve as an Advisor During the Transition
SYDNEY & CHICAGO-- November 17, 2025 -- James Hardie Industries plc (NYSE/ASX: JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced the appointment of Ryan Lada as the Company’s Chief Financial Officer, effective immediately. Mr. Lada succeeds Rachel Wilson, who has decided to step down after two years in her role. To facilitate a smooth transition, Ms. Wilson will remain with the Company in an advisory role until March 31, 2026.
An experienced CFO and capital markets executive, Mr. Lada was most recently CFO at Watts Water Technologies, and immediately prior, CFO of The AZEK Company (“AZEK”). Mr. Lada joined AZEK as Vice President of Corporate Finance in July 2022 where he oversaw financial planning and analysis, accounting, commercial and operational finance capabilities, and investor relations. He brings nearly two decades of global finance experience and leadership to the role, with diverse expertise in public market finance, and supply chain and logistics, invaluable attributes for James Hardie and its shareholders.
On Mr. Lada’s appointment, Aaron Erter, CEO of James Hardie said, “Ryan brings deep industry knowledge, financial expertise and a proven track record of delivering impressive results, and we could not be more pleased to welcome him to the James Hardie team. We are confident Ryan has the ideal skillset to help us deliver on our strategy to drive growth, capitalize on our strong forward momentum, and enhance shareholder value.”
“I am excited to join James Hardie at this pivotal time and look forward to partnering with Aaron and the rest of the management team to drive outperformance over the long-term and accelerate value creation for shareholders,” said Mr. Lada. “We are at the beginning of a transformative journey, and I look forward to engaging with our investment community as we deliver on the promises we have made as a global sector leader in both Australia and the United States.”
Commenting on Ms. Wilson’s departure, Mr. Erter continued, “Rachel has worked tirelessly for James Hardie, and I have valued her partnership over the last two years. We are grateful she will be supporting Ryan through the transition. On behalf of the Board and management team, we wish her all the best in her future endeavors.”
Ms. Wilson’s departure is not a result of any disagreement with the Company or Board regarding any matter related to the Company’s accounting principles or practices, financial disclosures, or internal controls.
Q2 FY26 Results
In a separate press release issued today, James Hardie reported its financial results for the second quarter of its 2026 fiscal year. The Company will host a conference call on Tuesday, November 18, 2025, at 8:00 AM EST to discuss its results.

About James Hardie

James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Forward-Looking Statements

This communication contains forward-looking statements and information that are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this communication, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK acquisition and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Press Release except as required by law.

This media release has been authorized by the James Hardie Board of Directors.

END

James Hardie Contacts:

Investors:
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

Media:
Ed Trissel / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
+1 212-355-4449

Jack Gordon
Sodali & Co.
+61 478 060 362
jack.gordon@sodali.com